March 9, 2020

Christopher Koster
Senior Vice President, General Counsel and Secretary
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105

       Re: Centene Corporation
           Registration Statement on Form S-4
           Filed February 26, 2020
           Amendment No. 1 to Registration Statement on Form S-4
           Filed February 26, 2020
           File No. 333-236638

Dear Mr. Koster:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed February 26, 2020 and Form S-4/A filed February 26, 2020

General

1. We note that Article X of your bylaws includes a provision designating the Court of
       Chancery of the State of Delaware as the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise to prominently disclose this provision and highlight that it may discourage shareholder lawsuits or limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes. In addition, such disclosure should state whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please also revise to state that investors cannot waive compliance with the federal securities laws
 Christopher Koster
Centene Corporation
March 9, 2020
Page 2
         and the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision. Please add Risk Factor disclosure that describes any risks or impacts on investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 or Eric Envall, Staff
Attorney, at (202) 551-3234 with any questions.



FirstName LastNameChristopher Koster                           Sincerely,
Comapany NameCentene Corporation
                                                               Division of
Corporation Finance
March 9, 2020 Page 2                                           Office of
Finance
FirstName LastName